Exhibit 99.1

NLS Pharmaceutics Announces Notice of Allowance for U.S. Patent Application Covering its Proprietary Mazindol Formulation

Switzerland/Stans, August 19, 2021 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage pharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that it has received a Notice of Allowance from the U.S. Patent and Trademark Office (“USPTO”) for patent application No. 16/083,131. When the patent issues, it will cover oral formulations containing immediate-release and sustained-release layers of mazindol and their use in the treatment of attention deficit disorders (ADD or ADHD), related deficit of alertness or decline in vigilance, or excessive daytime sleepiness (e.g., narcolepsy, idiopathic hypersomnia).

A Notice of Allowance is issued after the USPTO makes a determination that a patent should be granted from an application. The patent, which is expected to be issued in the fourth quarter of 2021, will have a term that expires no earlier than March 2037. Based on its current clinical development plans to obtain regulatory approval, NLS would promptly list the patent in the U.S. Food and Drug Administration’s (FDA) Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book if it receives market approval.

“We are extremely pleased to have received this Notice of Allowance from the USPTO for our proprietary mazindol formulation as we advance the development of Quilience® (mazindol ER) to treat narcolepsy and potentially other sleep-wake disorders,” said Alex Zwyer, Chief Executive Officer of NLS. “Earlier this year, we were granted similar patents in both the European Union and Canada, and we expect that the issuance of this patent will provide intellectual property protection for Quilience across the major markets in our business plan. Given our patent estate and the Orphan Drug Designations that we have in both the U.S. and Europe, we believe that our proprietary position on Quilience is strong.”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss-based clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience® is a proprietary extended-release formulation of mazindol (mazindol ER), and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin-2 receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS completed a phase 2 study in the U.S. evaluating Nolazol® (mazindol controlled-release) in adult subjects with ADHD. The study met all primary and secondary endpoints and was well-tolerated. Quilience has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected issuance date of the patent, that NLS expects to include the patent in the FDA’s Orange Book, that it expects that the issuance of the patent will provide intellectual property protection in the major markets in its business plan and its belief that its proprietary position on Quilience is strong. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS's products may not be approved by regulatory agencies, NLS's technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS's process; NLS's products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS's patents may not be sufficient; NLS's products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

www.nlspharma.com

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